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                                 SUB-ITEM 77(D)
                  Policies with respect to security investment

Dover Long/Short Sector Fund's investment limitation regarding industry concentration was changed to reflect 25% limitation.

Dover Long/Short Sector Fund may invest up to 10% of its assets in securities directly issued by foreign issuers that are denominated in foreign currencies.